SEVENTH AMENDMENT

THIS SEVENTH AMENDMENT, dated as of September 28, 2012 (this “Amendment”), is to the Third Amended and Restated Credit Agreement (as heretofore amended, the “Credit Agreement”) dated as of October 30, 2008 among PENSKE AUTOMOTIVE GROUP, INC. (the “Company”), various financial institutions (the “Lenders”) and MERCEDES-BENZ FINANCIAL SERVICES USA LLC (formerly DCFS USA LLC), as agent for the Lenders (the “Agent”). Unless otherwise defined herein, terms defined in the Credit Agreement are used herein as defined in the Credit Agreement (including as amended hereby).

WHEREAS, the parties hereto desire to amend the Credit Agreement in certain respects;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

SECTION 1 AMENDMENTS. Effective on the Amendment Effective Date (defined below), the Credit Agreement shall be amended as follows:

1.1 Section 1.1 of the Credit Agreement shall be amended by adding the following sentence to the end of the definition of “Borrowing Base” appearing therein:

Notwithstanding the foregoing, all assets (including daily rental vehicles, goodwill, franchise value and cash on deposit in deposit accounts) of the Hertz Entities shall be excluded from the Borrowing Base for all purposes.

1.2 Section 1.1 of the Credit Agreement shall be amended by amending and restating the definition of “Fixed Charge Coverage Ratio” to read in its entirety as follows:

Fixed Charge Coverage Ratio means, for any Computation Period, the ratio of (a) the total for such period of EBITDAR minus Capital Expenditures (other than, without duplication, Acquisition Capital Expenditures and Financed Capital Expenditures) to (b) the sum of (i) Interest Expense for such period to the extent paid in cash (including, for the avoidance of doubt, with respect to the Hertz Debt) plus (ii) Rental Expense for such period (including, for the avoidance of doubt, Rental Expense of the Hertz Entities) plus (iii) income tax expense for such period of the Company and its Subsidiaries to the extent paid in cash plus (iv) scheduled payments of principal of Debt for such period for the Company and its Subsidiaries (including, for the avoidance of doubt, the Hertz Debt, but only as to scheduled Curtailment Payments (as defined in the Hertz Loan Agreement) thereon, and not any Matured Unit Payment (as defined in the Hertz Loan Agreement) due with respect to any daily retail vehicle).

1.3 Section 1.1 of the Credit Agreement shall be amended by adding the following sentence to the end of the definition of “Floor Plan Financing”:

Notwithstanding the foregoing, Floor Plan Financing shall not include any Hertz Debt.

1.4 Section 1.1 of the Credit Agreement shall be amended by adding the following sentence to the end of the definition of “Funded Debt”:

Notwithstanding the foregoing, Funded Debt shall not include any Hertz Debt.

1.5 Section 1.1 of the Credit Agreement shall be amended by adding the following definitions thereto, in the proper alphabetical order:

Hertz Acquisition means the acquisition (in one or more transactions) by Hertz Holdco of substantially all of the assets and the franchise rights of the Hertz rental car franchises associated with the metro markets specified to the Agent in writing prior to the first such acquisition, for an initial license payment not to exceed $25,000,000.

Hertz Debt means Debt consisting of financing provided by TMCC to the Hertz Entities, the proceeds of which Debt are used to purchase motor vehicles for daily rental by such franchises.

Hertz Debt Documents means the Hertz Loan Agreement, the Pledge Agreement, the Continuing Guaranty (as such terms are defined in the Hertz Loan Agreement) and any other document, instrument or agreement evidencing or securing the Hertz Debt.

Hertz Entities means Hertz Holdco and each Hertz Opco.

Hertz Holdco means Penske Car Rental Holdings, LLC, a Delaware limited liability company.

Hertz Loan Agreement means the Daily Rental Loan and Security Agreement dated as of October 1, 2012 among Hertz Holdco, Hertz Memphis and each other Hertz Opco that is a party thereto from time to time.

Hertz Memphis means Penske Car Rental Memphis, LLC, a Delaware limited liability company.

Hertz Opco means (i) Hertz Memphis and (ii) each other Subsidiary of Hertz Holdco that shall have been established to hold Hertz franchises in a metro market specified to the Agent prior to the Hertz Acquisition, and that shall been approved in writing by the Agent in its sole discretion.

TMCC means Toyota Motor Credit Corporation.

1.6 Section 9.1 of the Credit Agreement shall be amended by inserting the following as a new Section 9.1.11 and renumbering each subsequent Section:

9.1.11 Hertz Debt Documents. Promptly, and in any event no later than five (5) days prior to the effectiveness thereof, written notice and copies of any Hertz Debt Document that the Company or any Subsidiary proposes to enter into and any proposed amendment to any Hertz Debt Document.

1.7 Section 9.7 of the Credit Agreement shall be amended by (i) deleting the word “and” at the end of clause (p) thereof, (ii) deleting the period at the end of clause (q) thereof and substituting “; and” therefor, and (iii) adding the following as a new clause (r) at the end thereof:

(r) Debt of the Hertz Entities consisting of Hertz Debt and any unsecured guarantee by the Company thereof, in an aggregate principal amount not to exceed $150,000,000.

1.8 Section 9.8 of the Credit Agreement shall be amended by (i) deleting the word “and” at the end of clause (m) thereof, (ii) deleting the period at the end of clause (n) thereof and substituting “;” therefor, and (iii) adding the following as new clauses (o) and (p) at the end thereof:

(o) Liens on any asset of a Hertz Entity securing Hertz Debt permitted by Section 9.7(r); and

(p) Liens on Capital Stock of the Hertz Entities held by Hertz Holdco in favor of TMCC to secure the Hertz Debt permitted by Section 9.7(r).

1.9 Section 9.10 of the Credit Agreement shall be amended by adding the following sentence to the end thereof:

Notwithstanding the foregoing, the Company and its Subsidiaries may only consummate the Hertz Acquisition so long as (i) the requirements set forth in clause (e) above are met and (ii) without the prior written consent of the Agent and each Lender, no rental vehicle franchises may be acquired by the Company or any of its Subsidiaries other than in connection with the Hertz Acquisition.

1.10 Section 9.13 of the Credit Agreement shall be amended by adding the following clause (c):

(c) Without limiting clauses (a) and (b) above, the Company shall take all action necessary to ensure that the Agent has, for the benefit of the Lenders, a second priority Lien, in form and substance satisfactory to the Agent, on all assets of the Hertz Entities on which a Lien has been granted to secure the Hertz Debt, including a Lien on any of such assets constituting vehicles subject to a certificate of title, instruments, deposit accounts and investment property.

1.11 Section 9.20 of the Credit Agreement shall be amended and restated to read in its entirety as follows:

9.20 Restriction of Amendments to Certain Documents. Not without the written consent of the Agent and the Lenders (a) amend or otherwise modify, or waive any rights under, the notes or indentures relating to the Subordinated Notes (or any instrument governing Refinancing Debt in respect of the Subordinated Notes), the Indemnity and Security Agreement, Section 3 of the LJVP Holdings LLC Agreement, the Hertz Debt Documents or the Approved Swap Documents, in any case, if such amendment, modification or waiver could reasonably be expected to be adverse to the Lenders in any respect and (b) amend or otherwise modify, or waive any rights under, the LJVP Documents (other than as covered under clause (a) above), in any case, if such amendment, modification or waiver could reasonably be expected to have a Material Adverse Effect; and not take any action to terminate any Approved Swap Document if it is a condition to such termination that the Company make any payment to the counterparty under such Approved Swap Document, or if a consequence of such termination would permit such counterparty to retain or sell any collateral or to demand any payment from the Company.

1.12 The following Section 9.22 shall be added to the Credit Agreement.

9.22 Hertz Entities. No Hertz Entity shall become a franchised automotive retailer.

SECTION 2 REPRESENTATIONS AND WARRANTIES. The Company represents and warrants to the Agent and the Lenders that: (a) the representations and warranties made in Section 8 of the Credit Agreement are true and correct on and as of the date hereof with the same effect as if made on and as of the date hereof (except to the extent relating solely to an earlier date, in which case they were true and correct as of such earlier date); (b) no Event of Default or Unmatured Event of Default exists or will result from the execution of this Amendment; (c) no event or circumstance has occurred since the Effective Date that has resulted, or would reasonably be expected to result, in a Material Adverse Effect; (d) the execution and delivery by the Company of this Amendment and the performance by the Company of its obligations under the Credit Agreement as amended hereby (as so amended, the “Amended Credit Agreement”) (i) are within the corporate powers of the Company, (ii) have been duly authorized by all necessary corporate action, (iii) have received all necessary approval from any governmental authority and (iv) do not and will not contravene or conflict with any provision of any law, rule or regulation or any order, decree, judgment or award which is binding on the Company or any of its Subsidiaries or of any provision of the certificate of incorporation or bylaws or other organizational documents of the Company or of any agreement, indenture, instrument or other document which is binding on the Company or any of its Subsidiaries; and (e) the Amended Credit Agreement is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

SECTION 3 CONDITIONS TO EFFECTIVENESS. The amendments set forth in Section 1 above shall become effective as of the date (the “Amendment Effective Date”) when the following conditions precedent have been satisfied, each in form and substance satisfactory to the Agent:

3.1 Amendment. The Agent shall have received a counterpart of this Amendment duly executed by the Company and the Required Lenders (or, in the case of any party other than the Company from which the Agent has not received a counterpart hereof, facsimile confirmation of the execution of a counterpart hereof by such party).

3.2 Borrowing Base Certificate. The Agent shall have received a Borrowing Base Certificate dated as of the Amendment Effective Date.

3.3 Other Certificate. The Agent shall have received the certificate required to be delivered pursuant to Section 9.10(e) of the Credit Agreement with respect to the Hertz Acquisition.

3.4 Reaffirmation. The Agent shall have received a counterpart of the Reaffirmation of Loan Documents, in form and substance satisfactory to the Agent, duly executed by each Loan Party other than the Company.

3.5 Intercreditor Agreement. A duly executed intercreditor agreement among the Agent and TMCC and relating to the Hertz Debt Documents.

3.6 Other Documents. Such other documents as the Agent or any Lender may reasonably request.

SECTION 4 MISCELLANEOUS.

4.1 Continuing Effectiveness, etc. As hereby amended, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects. All references in the Credit Agreement, the Notes, each other Loan Document and any similar document to the “Credit Agreement” or similar terms shall refer to the Amended Credit Agreement.

4.2 Counterparts. This Amendment may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Amendment.

4.3 Expenses. The Company agrees to pay the reasonable costs and expenses of the Agent and the Lenders in connection with the preparation, execution and delivery of this Amendment.

4.4 Severability of Provisions. In the event that any provision in or obligation under this Amendment shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

4.5 Section Headings. The various headings of this Amendment are inserted for convenience only and shall not affect the meaning or interpretation of this Amendment or the Agreement or any provision hereof or thereof.

4.6 Governing Law. This Amendment shall be a contract made under and governed by the laws of the State of New York applicable to contracts made and to be wholly performed within the State of New York.

4.7 Successors and Assigns. This Amendment shall be binding upon the Company, the Lenders and the Agent and their respective successors and assigns, and shall inure to the benefit of the Company, the Lenders and the Agent and the successors and assigns of the Lenders and the Agent.

4.8 Loan Document. This Amendment is a Loan Document.

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Delivered as of the day and year first above written.

PENSKE AUTOMOTIVE GROUP, INC.

By: /s/ David K. Jones
Title: Executive Vice President and CFO

MERCEDES-BENZ FINANCIAL SERVICES USA LLC, as Agent,

as Issuing Lender and as a Lender

By: /s/ Michele Nowak
Title: Credit Director, National Accounts

TOYOTA MOTOR CREDIT CORPORATION,

as a Lender

By: /s/ C. Furukawa
Title: National Accounts Manager